Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:
                                             cdunham@Dynasil.com

          Dynasil Announces First Quarter 2009 Results

WEST BERLIN, N.J. - February 17, 2009 - Dynasil Corporation of America (OTCBB: DYSL.OB), announced the results of operations for its first quarter of fiscal year 2009 ended December 31, 2008. Dynasil derives the majority of its revenue from contract
research   for  government  and  private  industry   and   is   a
manufacturer of specialized instruments and photonic products including optical materials, components and coatings. The Company serves a broad range of applications markets in the medical, industrial, and homeland security/ defense sectors.
Revenues for the quarter ended December 31, 2008 more than tripled to $8.8 million compared to revenues of $2.8 million for the quarter ended December 31, 2007. Income from Operations for the quarter nearly tripled to $657,370 compared to $234,479 for the quarter ended December 31, 2007. Net income for the quarter was $355,639 or $0.02 per share, compared with net income of $190,286, or $0.03 per share, for the quarter ended December 31, 2007. This is the second quarter since the acquisition of Radiation Monitoring Devices, Inc. and certain assets of RMD Instruments, LLC (together, "RMD") on July 1, 2008, which was the key driver for the tripling of revenues. The current recession resulted in reduced commercial product revenues and impacted commercial product profitability. Contract research revenues continued to grow and RMD has significantly increased Dynasil
technical capabilities and intellectual property.   Net Operating
Loss carry-forwards for federal taxes were exhausted during fiscal year 2008 so first quarter net income was impacted by increased federal tax provisions as well as the higher interest costs related to the RMD acquisition.

  "Given overall economic conditions, we are pleased that we were able to triple revenues and produce solid profits for the quarter," said Craig T. Dunham, President and CEO. "We have taken steps to reduce costs while increasing sales and marketing activities. As we look to the future, we are targeting the commercialization of RMD's new technology for applications such as sensors for improved medical imaging, non-destructive structural testing and Homeland Security's detection of nuclear materials. We continue to execute our strategy of significant and profitable growth through organic growth, commercialization of our broad research portfolio and acquisitions."
About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and instruments for a broad range of applications markets in the medical, industrial and defense sectors. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
                                        December      September
                                          31             30
                                          2008           2008
              ASSETS
                                     (Unaudited)
                                      -----------     -----------
Current assets
   Cash and cash equivalents           $2,215,937      $3,882,955
   Accounts receivable, net             4,852,562       3,390,703
   Inventories                          2,464,403       2,909,730
   Deferred tax asset                     233,500         233,500
   Other current assets                   268,909         259,896
                                      -----------     -----------
      Total current assets             10,035,311      10,676,784

Property, plant and equipment, net      2,735,447       2,694,290
Other Assets
   Intangibles, net                     7,633,448       7,767,258
   Goodwill                            11,054,396      11,054,396
   Deferred financing costs, net           73,899          81,136
   Other assets                            11,351           8,360
                                      -----------     -----------
      Total other assets               18,773,094      18,911,150
                                      -----------     -----------
      Total Assets                    $31,543,852     $32,282,224
                                      ===========     ===========

   LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Short Term Note Payable                63,130        490,117
     Current  portion of  long-term     1,655,626      1,649,101
      debt
    Note payable to related party       2,000,000            -0-
    Accounts payable                      633,797      1,026,675
    Billings in excess of cost            753,170        216,946
    Accrued expenses and other          1,158,056      1,440,222
     current liabilities
                                      -----------     -----------
      Total current liabilities         6,293,779      4,823,061

Long-term Liabilities
    Long-term debt, net                 7,711,587      8,178,420
    Note payable to related party            -0-       2,000,000
                                      -----------     -----------
      Total long-term liabilities      7,711,587      10,178,420

Stockholders' Equity                  17,538,486      17,280,743

Total Liabilities and Stockholders'  $31,543,852     $32,282,224
  Equity                             ===========     ===========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

                                  Three Months Ended
                                          December 31
                                             2008
2007

Sales                        $8,767,275  $2,814,907

Cost of Sales                 5,527,568   1,892,331
                              ---------   ---------
Gross Profit                  3,239,707     922,576


Selling, general and          2,582,337     688,097
administrative
                              ---------   ---------

Income from Operations          657,370     234,479

Interest expense - net          186,797      33,523
                              ---------   ---------

Income before Income Taxes      470,573     200,956

Income Tax expense              114,934      10,670
                              ---------   ---------

Net Income                     $355,639    $190,286
                              =========   =========
Net Income per share
   Basic                         $0.02       $0.03
   Diluted                       $0.02       $0.03

Weighted average shares      11,349,404   6,198,183
 outstanding